Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
212 867 1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

Given Imaging Announces Reimbursement in Japan for Expanded
PillCam SB® Indications

 - PillCam SB to be reimbursed as a first line diagnostic tool for the small bowel -

YOQNEAM, ISRAEL, July 11, 2012 -- Given Imaging (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that Japan's Ministry of Health, Labor and Welfare (MHLW) has issued reimbursement codes for the PillCam Patency Capsule for use with PillCam SB® and for the PillCam SB video capsule for expanded indications for patients with known or suspected small bowel disease, including the visualization and diagnosis of Crohn's disease.  PillCam SB may now be used as a first line tool without the need for upper or lower endoscopy.

Reimbursement for both the PillCam Patency Capsule and for expanded indications for PillCam SB in Japan is effective for the entire 105-million adult population as of July 1, 2012.  Given Imaging is the only company offering the PillCam Patency Capsule to gastroenterologists in Japan.

“Most of our patients prefer PillCam SB as it is less invasive than other diagnostic methods and allows them to continue their normal daily activities,” said Dr. Akira Terano, M.D., Ph.D., Emeritus President, Dokkyo Medical University, Tochigi, Japan and Chairman, Japan Association for Capsule Endoscopy.  “We thank the Ministry of Health, Labor and Welfare for making it easier for people suffering from GI disorders of the small bowel to undergo this valuable procedure so that we can detect and treat their conditions.”

“Reimbursement for expanded PillCam SB indications in Japan represents one of the broadest PillCam SB coverage policies in the world,” said Homi Shamir, president and CEO, Given Imaging Ltd. “Our team in Japan will be working diligently to ensure that the medical community is aware of these new codes, which mean better access to PillCam SB for patients.”

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® pH and Digitrapper® pH and impedance monitoring. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payers, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.